Exhibit 4(13)

AMENDED
October 9, 2002

Mr. John Spinale
261 Jersey St
San Francisco, CA 94114

Dear John,

It is my great pleasure to extend you this offer of employment with Crystal Dynamics, Inc. as Studio Director and General Manager. This is an EXEMPT position, and you will be reporting to Greg Richardson, or, in his absence, Michael McGarvey. Your start date is targeted for Monday, November 18, 2002.

You will receive an annual salary of $200,000, which will be paid semi-monthly in accordance with the Company's normal payroll procedures, and a car allowance of $500 (net) per month. As a Company employee, you are also eligible to receive certain employee benefits including medical, dental, vision, ADD and LTD insurance, effective on your date of hire. You will be eligible to participate in the Eidos Interactive Retirement Plan (401K) after 90 days of employment. Crystal also provides 25 days Paid Time Off (PTO) per annum.

Also, we will recommend that the Remuneration Committee grants you twenty thousand stock options as soon as practicable after your start date, subject to the scheme rules and their decision.

Through the end of fiscal year 2003, you will be eligible to participate in the Company Bonus Scheme (attachment 1), which will allow you to earn up to 50% of your annual salary on a prorated basis. As a guarantee against the company bonus, you will receive no less than $12,500 in September of 2003 so long as you are employed in good standing and have not given notice. This guarantee is not valid should your company bonus equal or exceed $12,500. This guarantee is good only for the fiscal year bonus period which ends June 30th, 2003. Thereafter, you will be eligible to participate in the Company Royalty Scheme (attachment 2) at 2% / 4%.

Your employment shall continue unless terminated by either party, serving minimum written notice. This supersedes the general policy of at-will employment for Crystal Dynamics, Inc. and reflects your seniority within the company. You are required to serve six month's written notice, whilst the Company is required to serve you six months' notice.

This offer is conditioned upon the execution of formal employment documentation which will be provided to you on your start date, and which must be completed and returned to the HR department before you can be enrolled in payroll. Please be prepared to show at least two forms of identification on your start date. This offer is also contingent upon the results of a standard reference check, which is currently in progress.

In the event of any dispute or claim relating to or arising out of our employment relationship (including, but not limited to, any claims of wrongful termination or age, sex, race or other discrimination), you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration. However, we agree that this arbitration provision shall not apply to any disputes or claims relating to or arising out of the misuse or misappropriation of the Company's trade secrets or proprietary information.

This letter, along with any agreements relating to confidentiality and proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the Company and you. To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided below and return it to me within 7 days of receipt. If it is not received within that time frame, this offer of employment may be no longer valid.

Please feel free to contact Monica Malone with any questions about benefits at (415) 547-1212.

Congratulations and welcome aboard!

Sincerely,

Greg Richardson
EIDOS INTERACTIVE, INC

AGREED TO AND ACCEPTED.

John Spinale	Date